Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955
October 10, 2005
To All Jefferson Pilot Financial Employees,
Jefferson Pilot has always been alert for opportunities to grow and diversify our business. Today we are announcing an exciting and historic plan that will accomplish that objective. Jefferson Pilot Financial and Lincoln Financial Group, a highly respected financial services company, have agreed to combine forces through a merger of equals to form a premier life insurance, annuity and investment products company.
It is anticipated that the merger will be completed in the first quarter of 2006. At that time, our combined company will become one of the largest public life insurance companies in the U.S., and will be a powerful financial services distribution organization with strong financials and ratings. As a great example, with our new scale we will again rank as the #1 universal life insurance company in the industry. The merged company will operate under the Lincoln Financial Group brand name. You will find a fact sheet providing more details on the scope and breadth of the new organization attached.
Our combined company will be headquartered in Philadelphia, with the life insurance business centered in Greensboro and significant operations in Concord. It is my firm belief that with consolidation of life insurance operations and the anticipated success of the mass affluent platform that the building in Greensboro will be full and, in fact, we may need more space! The annuity business will be based in Fort Wayne, Indiana, where Lincoln Financial Group currently has a large operation. Our Benefit Partners business and communications company will remain in all current locations.
Jefferson Pilot and Lincoln Financial products, markets and distribution systems will complement each other exceptionally well. Lincoln is an attractive partner for us because they are a major player in variable annuities, variable universal life and investment products. We offer broad scale distribution of life, fixed annuities and equity indexed annuities. We also bring our core skills of operational efficiency and outstanding financial strength to the relationship. The combination of discipline, efficiency, revenue synergies and cost savings will certainly create a new value for our employees, customers and shareholders. The merger will truly make our combined company a more powerful competitor in the insurance and financial services industry. Overall, we will be part of a larger, more dynamic enterprise with greater resources and significant growth potential.
The senior management team and the Board of Directors will comprise leaders from both Jefferson Pilot Financial and Lincoln Financial Group. Jon Boscia, Lincoln Financial’s top executive, will serve as Chairman of the Board of Directors and Chief Executive Officer of the combined organization. I will serve as President and Chief Operating

Officer and serve on the Board of Directors. The 15-member Board of Directors for the merged company will consist of 8 Lincoln representatives and 7 Jefferson Pilot representatives. The lead director will be a Jefferson Pilot representative. The attached organizational chart provides a clear picture of the assembling of the best talent in the industry to lead the new company. You will note that Chuck Cornelio, Mark Konen, Warren May and Terry Stone all have significant senior management roles in the new organization. For purposes of the merger announcement, Jon and I are only identifying our direct reports. In addition to these people, you can be assured that other members of our current management team will have key roles going forward.
Because we are announcing our merger agreement today, many organizational integration questions have yet to be determined. As two independent companies, we were limited in the discussions we were permitted by law to engage in prior to announcing the merger.
We understand that combining two organizations can create a great deal of uncertainty and generate questions across both companies. Each of our companies has a successful track record with merger integrations, and we recognize that it will be important to share information with you on an ongoing basis. It is our intent to be thoughtful and timely in our communication over the next several months. In that spirit, we have scheduled a meeting for Jefferson Pilot employees later today to discuss the merger. All Jefferson Pilot employees are encouraged to participate. Details will be sent out shortly via e-mail.
I should also note that Jon Boscia, who I have come to know and respect, and I will be traveling to our major locations in the upcoming weeks to meet with employees. We look forward to those visits and your questions as we work together over the coming months to prepare for integration and further explore the possibilities for growth. If you have questions, I encourage you to share them with your manager or e-mail them to Corporate.Affairs@jpfinancial.com. Although we cannot guarantee a personal response to all of the e-mails we receive, we will respond to frequently asked questions in our regular updates.
As Jefferson Pilot did two years ago, Lincoln Financial is celebrating its 100th anniversary this year, and they, too, enjoy a rich history of success and a culture focused on performance. It is an exciting day for our two great companies and I am looking forward to the tremendous opportunities the new relationship will bring. My personal thanks for your dedication and contribution to Jefferson Pilot.
Sincerely,

Dennis R. Glass
This merger is big news, so we expect the local and national media to be interested in the story. If the media contacts you for information, please refer all inquires to Paul Mason in Corporate Affairs at (336) 691-3313.

FORWARD LOOKING STATEMENTS DISCLAIMER
Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.
The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.
OTHER INFORMATION
In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot‘s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).
Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.